Exhibit 99.1

Hi everyone,

My name is Jennifer Yum and I’m a Director on the acquisitions team here at Masterworks.

I am pleased to announce our latest offering, a sculpture by the renowned, contemporary female artist, Simone Leigh. In 2022, Leigh was the recipient of the prestigious Golden Lion award at the Venice Biennale, where she was the first black female artist to represent the United States at the prestigious event.

Of all the examples of Leigh’s work reviewed by the acquisitions team, this is the first we have selected to be offered on the Masterworks platform.

Our latest offering is titled “xHxaxgxaxrx x(xCxoxbxaxlxtx)x” and was completed by the artist in 2021. Rendered in the artist’s signature style, the work depicts the bust of a nude woman made of cobalt glazed stone. The artwork belongs to one of Leigh’s most recognizable series, the “Anatomy of Architecture,” which began in 2016 and combines architectural forms of the Global South and the Southern United States, with those of the human body.

Examples similar to the Artwork in subject and form are included in several important public collections, including the Guggenheim Museum in New York and the Phillips Collection in Washington, D.C.

As of November 2022, figurative sculptures similar to the Artwork in composition and materials account for nine of the artist’s top ten auction records and have sold in excess of $850,000. These are led by: “Birmingham” (2012), which sold for $2.1 million at Sotheby’s, New York in May of 2022, “Clarendon” (2015), which sold for $1 million at Phillips, London in June of 2022, and “Untitled V (Anatomy of Architecture Series)” (2016), which sold for nearly $900,000 at Christie’s, London in June of 2022.

Between November 2017 to November 2022, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 87.9%.